FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

           Form 20-F ____                          Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

       Yes ____                                       No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.
News Release dated July 20, 2009 entitled, "CN reports Q2-2009 net income of C$387 million, or C$0.82 per diluted share, compared with year-earlier net income of C$459 million, or C$0.95 per diluted share.”

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q2-2009 net income of C$387 million, or C$0.82 per diluted share, compared with year-earlier net income of C$459 million, or C$0.95 per diluted share

MONTREAL, July 20, 2009 — CN (TSX: CNR)(NYSE: CNI) today reported its financial and operating results for the second quarter ended June 30, 2009.

Second-quarter 2009 highlights

•
Net income declined to C$387 million, or C$0.82 per diluted share, from year-earlier net income of C$459 million, or C$0.95 per diluted share, as a result of depressed North American and global economies driving lower volumes.

•	Revenues declined 15 per cent to C$1,781 million, carloads declined 22 per cent to 928,000, and revenue ton-miles declined 14 per cent, with weakness in almost all market segments.
•	Operating expenses declined 14 per cent to C$1,198 million, reflecting a significant reduction in year-over-year fuel prices and extensive cost-containment measures in response to lower traffic.
•	Operating income declined 18 per cent to C$583 million, while the operating ratio increased by one percentage point to 67.3 per cent.
•	Six-month 2009 free cash flow increased to C$463 million from C$225 million generated during the first-half of 2008. (1)

CN’s second-quarter 2009 net income included:

•
A deferred income tax recovery of C$28 million ($0.06 per diluted share), of which C$12 million (C$0.03 per diluted share) resulted from the enactment of a lower provincial corporate income tax rate and C$16 million (C$0.03 per diluted share) resulted from the re-capitalization of a foreign investment.

•	Costs of C$2 million after-tax (nil per diluted share) related to the acquisition of the principal rail lines of the Elgin, Joliet and Eastern Railway Company (EJ&E).

Excluding these items, CN reported adjusted second-quarter 2009 net income of C$361 million, or C$0.76 per diluted share. (1)

The strengthening of the U.S. dollar affected the conversion of the Company’s U.S.-dollar-denominated revenues and expenses, increasing second-quarter 2009 net income by C$15 million, or C$0.03 per diluted share.

CN’s second-quarter 2008 net income also included a deferred income tax recovery of C$23 million (C$0.05 per diluted share) resulting from the enactment of lower provincial corporate income tax rates. Excluding that item, adjusted second-quarter 2008 net income was C$436 million, or C$0.90 per diluted share. (1)

E. Hunter Harrison, president and chief executive officer, said: “The second quarter of 2009 saw a continuation of significant weakness in most of our commodity groups as a result of the current recession in North America and difficult global economic conditions, with all groups but coal registering double-digit declines in carloadings. The biggest declines were in metals and minerals shipments, principally on account of a sharp reduction in short-haul iron ore movements in northern Minnesota, and in automotive and forest products traffic. Intermodal, grain and fertilizers, and petroleum and chemicals saw lesser declines. Coal was a bright spot, however, as a result of higher U.S. shipments resulting from our acquisition of the EJ&E.

“While the current economic environment continues to affect our business significantly and we remain focused on adjusting expenses accordingly, we see some signs that several markets are stabilizing and we hope the economy will begin to recover in the second half of this year. CN’s solid cost structure and operational expertise will position us well to meet the challenges and opportunities that lie ahead.”

Second-quarter 2009 revenues, traffic volumes and expenses

The 15 per cent decline in second-quarter 2009 revenues resulted from significantly lower volumes in almost all markets as a result of prevailing economic conditions in the North American and global economies, and a lower fuel surcharge due to year-over-year decreases in applicable fuel prices as well as lower volumes. Partly offsetting these factors were the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues, freight rate increases, and a positive change in traffic mix.

Second-quarter 2009 carloadings declined 22 per cent to 928,000 from 1,188 thousand in the year-earlier period. Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, declined by 14 per cent from second-quarter 2008.

Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, was flat in the second quarter of 2009 when compared to the same period of 2008. The positive translation impact of the weaker Canadian dollar and freight rate increases were entirely offset during the quarter by the impact of a lower fuel surcharge and an increase in the average length of haul.

The 14 per cent decline in second-quarter 2009 operating expenses was primarily due to lower fuel costs and reduced expenses for purchased services and material and labor, partly reflecting the impact of reduced freight volumes and management’s cost-reduction initiatives. These factors were partially offset by the negative translation impact of the weaker Canadian dollar on U.S.-dollar-denominated expenses.

(1) Please see discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.

Forward-Looking Statements

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. Implicit in these statements, particularly in respect of long-term growth opportunities, is the Company’s assumption that such growth opportunities are less affected by the current situation in the North American and global economies. The Company cautions that its assumptions may not materialize and that the current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. The Company cautions that its results could differ materially from those expressed or implied in such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the effects of adverse general economic and business conditions, including the current deep recession in the North American economy and the global economic contraction in 2009, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director, Communications, Media	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
(In millions, except per share data)

	Three months ended		Six months ended
	June 30		June 30

	2009	2008	2009	2008
	(Unaudited)
Revenues	$1,781	$2,098	$3,640	$4,025

Operating expenses
Labor and fringe benefits	413	392	867	853
Purchased services and material	253	283	544	568
Fuel	174	399	356	709
Depreciation and amortization	199	176	402	351
Equipment rents	70	60	152	124
Casualty and other	89	81	255	190
Total operating expenses	1,198	1,391	2,576	2,795

Operating income	583	707	1,064	1,230

Interest expense	(108)	(87)	(220)	(173)
Other income (Note 3)	9	9	170	3
Income before income taxes	484	629	1,014	1,060

Income tax expense (Note 7)	(97)	(170)	(203)	(290)
Net income	$387	$459	$811	$770

Earnings per share (Note 10)
Basic	$0.83	$0.96	$1.73	$1.61
Diluted	$0.82	$0.95	$1.72	$1.59

Weighted-average number of shares
Basic	468.7	476.4	468.5	479.6
Diluted	473.0	482.0	472.7	485.3
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
(In millions)

	June 30	December 31	June 30
	2009	2008	2008
	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$431	$413	$161
Accounts receivable (Note 4)	865	913	843
Material and supplies	258	200	217
Deferred income taxes	113	98	67
Other	96	132	88
	1,763	1,756	1,376

Properties	23,160	23,203	20,864
Intangible and other assets	1,814	1,761	2,113

Total assets	$26,737	$26,720	$24,353

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and other	$1,270	$1,386	$1,289
Current portion of long-term debt	506	506	85
	1,776	1,892	1,374

Deferred income taxes	5,443	5,511	5,100
Other liabilities and deferred credits	1,319	1,353	1,381
Long-term debt (Note 4)	7,093	7,405	6,389

Shareholders' equity:
Common shares	4,203	4,179	4,208
Accumulated other comprehensive loss	(207)	(155)	(1)
Retained earnings	7,110	6,535	5,902
	11,106	10,559	10,109

Total liabilities and shareholders' equity	$26,737	$26,720	$24,353
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)
(In millions)

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008
	(Unaudited)
Common shares (1)
Balance, beginning of period	$4,188	$4,241	$4,179	$4,283
Stock options exercised and other	15	19	24	42
Share repurchase programs (Note 4)	-	(52)	-	(117)
Balance, end of period	$4,203	$4,208	$4,203	$4,208

Accumulated other comprehensive loss
Balance, beginning of period	$(126)	$9	$(155)	$(31)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	(583)	(47)	(332)	140
Translation of U.S. dollar-denominated long-term debt
designated as a hedge of the net investment in U.S. subsidiaries	580	41	322	(141)
Pension and other postretirement benefit plans (Note 6):
Amortization of net actuarial loss (gain) included in net
periodic benefit cost (income)	1	(1)	1	(2)
Amortization of prior service cost included in net
periodic benefit cost (income)	-	6	1	12
Other comprehensive income (loss) before income taxes	(2)	(1)	(8)	9
Income tax recovery (expense)	(79)	(9)	(44)	21
Other comprehensive income (loss)	(81)	(10)	(52)	30
Balance, end of period	$(207)	$(1)	$(207)	$(1)

Retained earnings
Balance, beginning of period	$6,841	$5,823	$6,535	$5,925
Net income	387	459	811	770
Share repurchase programs (Note 4)	-	(271)	-	(573)
Dividends	(118)	(109)	(236)	(220)
Balance, end of period	$7,110	$5,902	$7,110	$5,902
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three and six months ended June 30, 2009, the Company issued 0.6 million and 0.8 million common shares, respectively, as a result of stock options exercised. At June 30, 2009, the Company had 469.0 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
(In millions)

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008
	(Unaudited)
Operating activities
Net income	$387	$459	$811	$770
Adjustments to reconcile net income to net cash
provided from operating activities:
Depreciation and amortization	199	176	402	351
Deferred income taxes	40	89	50	114
Gain on disposal of property (Note 3)	-	-	(157)	-
Other changes in:
Accounts receivable	28	(233)	29	(468)
Material and supplies	4	(6)	(49)	(54)
Accounts payable and other	(9)	(39)	(141)	(98)
Other current assets	5	22	41	51
Other	(22)	(59)	(36)	(92)
Cash provided from operating activities	632	409	950	574

Investing activities
Property additions	(309)	(352)	(496)	(529)
Acquisitions, net of cash acquired (Note 3)	-	-	(373)	-
Disposal of property (Note 3)	40	-	150	-
Other, net	33	9	37	20
Cash used by investing activities	(236)	(343)	(682)	(509)

Financing activities
Issuance of long-term debt	-	1,597	1,440	2,652
Reduction of long-term debt	(187)	(1,418)	(1,459)	(1,998)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	13	16	15	34
Repurchase of common shares	-	(323)	-	(690)
Dividends paid	(118)	(109)	(236)	(220)
Cash used by financing activities	(292)	(237)	(240)	(222)
Effect of foreign exchange fluctuations on U.S.
dollar-denominated cash and cash equivalents	(22)	(2)	(10)	8
Net increase (decrease) in cash and cash equivalents	82	(173)	18	(149)
Cash and cash equivalents, beginning of period	349	334	413	310
Cash and cash equivalents, end of period	$431	$161	$431	$161

Supplemental cash flow information
Net cash receipts from customers and other	$1,834	$1,886	$3,738	$3,634
Net cash payments for:
Employee services, suppliers and other expenses	(970)	(1,215)	(2,332)	(2,554)
Interest	(93)	(90)	(199)	(190)
Workforce reductions	(4)	(6)	(8)	(12)
Personal injury and other claims	(35)	(18)	(65)	(44)
Pensions	(28)	(31)	(28)	(53)
Income taxes	(72)	(117)	(156)	(207)
Cash provided from operating activities	$632	$409	$950	$574
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 - Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at June 30, 2009, December 31, 2008, and June 30, 2008, and its results of operations, changes in shareholders’ equity and cash flows for the three and six months ended June 30, 2009 and 2008.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2008 Annual Consolidated Financial Statements, except as disclosed in Note 2 – Accounting change. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and the 2008 Annual Consolidated Financial Statements and Notes thereto.

These unaudited Interim Consolidated Financial Statements and Notes thereto were approved by the Company’s Board of Directors and issued on July 20, 2009. As at such date, there were no material subsequent events affecting any conditions that existed at the date of the balance sheet, including any estimates inherent in the process of preparing the financial statements.

Note 2 – Accounting change

On January 1, 2009, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 141 (R), “Business Combinations,” which became effective for acquisitions with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Until December 31, 2008, the Company was subject to the requirements of SFAS No. 141, “Business Combinations,” which required that acquisition-related costs be included as part of the purchase cost of an acquired business. As such, the Company had reported acquisition-related costs in Other current assets pending the closing of its acquisition of the Elgin, Joliet and Eastern Railway Company (EJ&E), which had been subject to an extensive U.S. Surface Transportation Board (STB) approval process. On January 31, 2009, the Company completed its acquisition of the EJ&E and accounted for the acquisition under SFAS No. 141 (R). The Company incurred acquisition-related costs, including costs to obtain regulatory approval, of approximately $49 million, of which $3 million was incurred in the second quarter of 2009. These costs were expensed and reported in Casualty and other in the Consolidated Statement of Income for the six months ended June 30, 2009 pursuant to SFAS No. 141 (R) requirements. At the time of adoption, this change in accounting policy had the effect of decreasing net income by $28 million ($0.06 per basic or diluted earnings per share) and Other current assets by $46 million. This change had no effect on the Consolidated Statement of Cash Flows. Disclosures prescribed by SFAS No. 141 (R) are presented in Note 3 – Acquisition and disposal of property.

Note 3 - Acquisition and disposal of property

Acquisition of Elgin, Joliet and Eastern Railway Company
On January 31, 2009, the Company acquired the principal rail lines of the EJ&E for a total cash consideration of U.S.$300 million (Cdn$373 million), paid with cash on hand. The EJ&E is a short-line railway previously owned by U.S. Steel Corporation (U.S. Steel) that operates over 198 miles of track and serves steel mills, petrochemical customers, utility plants and distribution centers in Illinois and Indiana, as well as connects with all the major railroads entering Chicago. Under the terms of the acquisition agreement, the Company acquired substantially all of the railroad operations of EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel. The acquisition is expected to drive new efficiencies and operating improvements on CN’s network as a result of streamlined rail operations and reduced congestion in the Chicago area.
The Company and EJ&E had entered into the acquisition agreement on September 25, 2007, and the Company had filed an application for authorization of the transaction with the STB on October 30, 2007. Following an extensive regulatory approval process, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

municipalities’ concerns regarding increased rail activity, expected along the EJ&E line, the STB approved the transaction on December 24, 2008. The STB also imposed a five-year monitoring and oversight condition, during which the Company is required to file with the STB monthly operational reports as well as quarterly reports on the implementation status of the STB-imposed mitigation conditions. This permits the STB to take further action if there is a material change in the facts and circumstances upon which it relied in imposing the specific mitigation conditions. Over the next few years, the Company has committed to spend approximately U.S.$100 million for railroad infrastructure improvements and over U.S.$60 million under a series of agreements with individual communities, a comprehensive voluntary mitigation program that addresses municipalities’ concerns, and additional STB-imposed conditions that the Company has accepted with one exception. The Company has filed an appeal challenging the STB's condition requiring the installation of grade separations at two locations along the EJ&E at Company funding levels significantly beyond prior STB practice. Although the STB granted the Company’s application to acquire control of the EJ&E, challenges have since been made by certain communities as to the sufficiency of the EIS which, if successful, could result in further consideration of the environmental impact of the transaction and mitigation conditions imposed. The Company strongly disputes the merit of these challenges, and has intervened in support of the STB’s defense against them. The final outcome of such challenges, as well as the resolution of matters that could arise during the STB's five-year oversight of the transaction, cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.
The Company has accounted for the acquisition using the purchase method of accounting pursuant to SFAS No. 141 (R), “Business Combinations,” which the Company adopted on January 1, 2009. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of EJ&E as of January 31, 2009, the date of acquisition. The costs incurred to-date to acquire the EJ&E of approximately $49 million were expensed and reported in Casualty and other in the Consolidated Statement of Income for the six months ended June 30, 2009 (see Note 2 - Accounting change).
     The following table summarizes the consideration paid for EJ&E and the estimated fair value of the assets acquired and liabilities assumed that were recognized at the acquisition date. The Company has not finalized its valuation of such assets and liabilities. As such, the fair value is subject to change, although no material change is anticipated.

At January 31, 2009
(In U.S. millions)

Consideration
Cash	$300
Fair value of total consideration transferred	$300

Recognized amounts of identifiable assets acquired and liabilities assumed
Current assets	$6
Other long-term assets	4
Property, plant and equipment	304
Current liabilities	(4)
Other long-term liabilities	(10)
Total identifiable net assets	$300

The amount of revenues and net income of EJ&E included in the Company’s Consolidated Statement of Income from the acquisition date to June 30, 2009, were $34 million and $7 million, respectively. The Company has not provided supplemental pro forma information relating to the pre-acquisition period as it was not considered material to the results of operations of the Company.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Disposal of Weston subdivision
In March 2009, the Company entered into an agreement with GO Transit to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $110 million before transaction costs, with a balance on sale of about $50 million placed in escrow on the Company’s behalf and to be released in accordance with the terms of the agreement but no later than December 31, 2009. At June 30, 2009, $40 million had been released from escrow and was received by the Company. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposition of $157 million ($135 million after-tax), including amounts related to the real estate as well as the retention of trackage and other rights. The Company accounted for the transaction in Other income under the full accrual method of accounting for real estate transactions.

Note 4 - Financing activities

Shelf prospectus and registration statement
In February 2009, the Company issued U.S.$550 million (Cdn$684 million) of 5.55% Notes due 2019. The debt offering was made under the Company’s currently effective shelf prospectus and registration statement, filed by the Company in December 2007.  Accordingly, the amount registered for offering under the shelf prospectus and registration statement has been reduced to U.S.$1.3 billion. The Company used the net proceeds of U.S.$540 million (Cdn$672 million) from the offering to repay a portion of its then outstanding commercial paper and to reduce a portion of its accounts receivable securitization program.

Revolving credit facility
As at June 30, 2009, the Company had letters of credit drawn on its U.S.$1 billion revolving credit facility, expiring in October 2011, of $236 million ($181 million as at December 31, 2008). The Company also had total borrowings under its commercial paper program of $5 million denominated in Canadian dollars. The weighted-average interest rate on these borrowings was 1.01%.
     As at December 31, 2008, total borrowings under the Company’s commercial paper program were $626 million, of which $256 million was denominated in Canadian dollars and $370 million was denominated in U.S. dollars (U.S.$303 million). The weighted-average interest rate on these borrowings was 2.42%.

Accounts receivable securitization
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust. In the second quarter of 2009, the Company reduced the program limit from $600 million to $400 million until the end of 2009 to reflect the anticipated reduction in the use of the program.
Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserve as stipulated in the agreement. The required reserve represents an amount set aside to allow for possible credit losses and is recognized by the Company as retained interest and recorded in Other current assets in its Consolidated Balance Sheet. The eligible freight receivables as defined in the agreement may not include delinquent or defaulted receivables, or receivables that do not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits with any one customer.
During the first half of 2009, proceeds from collections reinvested in the securitization program were approximately $138 million and purchases of previously transferred accounts receivable were approximately $4 million. At June 30, 2009, the servicing asset and liability were not significant. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.
As at June 30, 2009, the Company had sold receivables that resulted in proceeds of $2 million under this program ($71 million at December 31, 2008), and recorded retained interest of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded as at December 31, 2008). The fair value of the retained interest approximated carrying value as a result of the short collection cycle and negligible credit losses.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Share repurchase program
During the first half of 2009, the Company did not repurchase any common shares under its 25.0 million share repurchase program, which expired on July 20, 2009. The Company repurchased a total of 6.1 million common shares since July 28, 2008, the inception of the program, for $331 million, at a weighted-average price of $54.42 per share.

Note 5 - Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided in Note 11 – Stock plans, to the Company’s 2008 Annual Consolidated Financial Statements. For the three and six months ended June 30, 2009, the Company recorded total compensation expense for awards under all plans of $25 million and $40 million, respectively, and $6 million and $34 million, respectively, for the same periods in 2008. The total tax benefit recognized in income in relation to stock-based compensation expense for the three and six months ended June 30, 2009 was $7 million and $11 million, respectively, and $3 million and $10 million, respectively, for the same periods in 2008.

Cash settled awards
Following approval by the Board of Directors in January 2009, the Company granted 0.9 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted by the Company are generally scheduled for payout in cash after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital over the plan period. Payout is conditional upon the attainment of a minimum share price calculated using the average of the last three months of the plan period. As at June 30, 2009, 0.1 million RSUs remained authorized for future issuance under this plan.
The following table provides the 2009 activity for all cash settled awards:

	RSUs			Voluntary Incentive Deferral Plan (VIDP)
In millions	Nonvested	Vested		Nonvested	Vested
Outstanding at December 31, 2008	1.3	0.9	(1)	0.1	1.8
Granted	0.9	-		-	0.1	(2)
Transferred into plan	-	-		-	0.1
Payout	-	(0.9)		-	(0.1)
Outstanding at June 30, 2009	2.2	-		0.1	1.9
(1) Includes 0.1 million of 2004 time-vested RSUs.
(2) Includes the Company's match and dividends earned on original deferred share units.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated		RSUs (1)				Vision (1)	VIDP (2)	Total
							2003
Year of grant	2009	2008	2007	2006	2004	2005	onwards

Stock-based compensation expense (recovery)
recognized over requisite service period
Six months ended June 30, 2009	$14	$2	$3	$(2)	N/A	N/A	$14	$31
Six months ended June 30, 2008	N/A	$9	$-	$7	$2	$2	$6	$26

Liability outstanding
June 30, 2009	$14	$10	$12	$-	$-	N/A	$98	$134
December 31, 2008	N/A	$8	$9	$53	$3	$-	$88	$161

Fair value per unit
June 30, 2009 ($)	$35.19	$28.36	$22.93	N/A	N/A	N/A	$49.97	N/A

Fair value of awards vested during period
Six months ended June 30, 2009	$-	$-	$-	N/A	N/A	N/A	$1	$1
Six months ended June 30, 2008	N/A	$-	$-	$-	$-	$-	$2	$2

Nonvested awards at June 30, 2009
Unrecognized compensation cost	$13	$3	$1	N/A	N/A	N/A	$2	$19
Remaining recognition period (years)	2.50	1.50	0.50	N/A	N/A	N/A	3.50	N/A

Assumptions (3)
Stock price ($)	$49.97	$49.97	$49.97	N/A	N/A	N/A	$49.97	N/A
Expected stock price volatility (4)	29%	32%	37%	N/A	N/A	N/A	N/A	N/A
Expected term (years) (5)	2.50	1.50	0.50	N/A	N/A	N/A	N/A	N/A
Risk-free interest rate (6)	1.52%	0.86%	0.31%	N/A	N/A	N/A	N/A	N/A
Dividend rate ($) (7)	$1.01	$1.01	$1.01	N/A	N/A	N/A	N/A	N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.

(2)	Compensation cost is based on intrinsic value.

(3)	Assumptions used to determine fair value are at June 30, 2009.

(4)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(5)	Represents the remaining period of time that awards are expected to be outstanding.

(6)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(7)	Based on the annualized dividend rate.

Stock option awards
Following approval by the Board of Directors in January 2009, the Company granted 1.2 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At June 30, 2009, 12.3 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at June 30, 2009, including conventional and performance-accelerated options, was 10.5 million and 3.1 million, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides the activity of stock option awards in 2009. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the amount that would have been received by option holders had they exercised their options on June 30, 2009 at the Company’s closing stock price of $49.97.

	Options outstanding
		Weighted-
	Number	average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2008(1)	13.2	$29.05
Granted	1.2	$42.13
Exercised	(0.8)	$15.33
Outstanding at June 30, 2009 (1)	13.6	$30.47	4.5	$273
Exercisable at June 30, 2009 (1)	11.0	$26.59	3.5	$261

(1)		Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2009	2008	2007	2006	2005	Total

Stock-based compensation expense
recognized over requisite service period (1)
Six months ended June 30, 2009	$6	$1	$1	$1	$-	$9
Six months ended June 30, 2008	N/A	$5	$1	$1	$1	$8

Fair value per unit
At grant date ($)	$12.60	$12.44	$13.36	$13.80	$9.19	N/A

Fair value of awards vested during period
Six months ended June 30, 2009	$-	$3	$3	$3	$3	$12
Six months ended June 30, 2008	N/A	$-	$3	$3	$3	$9

Nonvested awards at June 30, 2009
Unrecognized compensation cost	$8	$3	$2	$1	$-	$14
Remaining recognition period (years)	3.5	2.5	1.5	0.5	-	N/A

Assumptions
Grant price ($)	$42.13	$48.51	$52.79	$51.51	$36.33	N/A
Expected stock price volatility (2)	39%	27%	24%	25%	25%	N/A
Expected term (years) (3)	5.3	5.3	5.2	5.2	5.2	N/A
Risk-free interest rate (4)	1.97%	3.58%	4.12%	4.04%	3.50%	N/A
Dividend rate ($) (5)	$1.01	$0.92	$0.84	$0.65	$0.50	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5) Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 6 - Pensions and other postretirement benefits

For the three and six months ended June 30, 2009 and 2008, the components of net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit income for pensions

	Three months ended		Six months ended
	June 30		June 30
In millions	2009	2008	2009	2008
Service cost	$22	$35	$44	$70
Interest cost	221	200	443	400
Expected return on plan assets	(252)	(251)	(504)	(502)
Amortization of prior service cost	-	5	-	10
Recognized net actuarial loss	2	-	3	-
Net periodic benefit (income)	$(7)	$(11)	$(14)	$(22)

(b) Components of net periodic benefit cost for other postretirement benefits

	Three months ended		Six months ended
	June 30		June 30
In millions	2009	2008	2009	2008
Service cost	$1	$1	$2	$2
Interest cost	4	4	8	8
Curtailment gain	-	(1)	(3)	(3)
Amortization of prior service cost	-	1	1	2
Recognized net actuarial gain	(1)	(1)	(2)	(2)
Net periodic benefit cost	$4	$4	$6	$7

     In 2009, the Company expects to make total contributions of approximately $130 million for all its defined benefit plans, of which $28 million was disbursed as at June 30, 2009.

Note 7 – Income taxes

In 2009, the Company recorded a deferred income tax recovery of $43 million in the Consolidated Statement of Income, of which $12 million and $15 million, recorded in the second and first quarters, respectively, resulted from the enactment of lower provincial corporate income tax rates; and $16 million recorded in the second quarter resulted from the recapitalization of a foreign investment.

In 2008, the Company recorded a deferred income tax recovery of $34 million in the Consolidated Statement of Income, of which $23 million, recorded in the second quarter, was due to the enactment of lower provincial corporate income tax rates and $11 million, recorded in the first quarter, resulted from net capital losses arising from the reorganization of a subsidiary.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 8 - Major commitments and contingencies

A. Commitments
As at June 30, 2009, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $797 million ($1,006 million at December 31, 2008). The Company also has agreements with fuel suppliers to purchase approximately 95% of the estimated remaining 2009 volume, 64% of its anticipated 2010 volume, and 28% of its anticipated volumes for each of the years from 2011 through 2013, at market prices prevailing on the date of the purchase.

B. Contingencies
The Company becomes involved, from time to time, in various legal actions, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is conducted on an annual basis, in the fourth quarter, by an independent actuarial firm for occupational disease claims and non-occupational disease claims. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at June 30, 2009, the Company had aggregate reserves for personal injury and other claims of $424 million, of which $114 million was recorded as a current liability ($454 million, of which $118 million was recorded as a current liability at December 31, 2008).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at June 30, 2009, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Known existing environmental concerns
The Company has identified approximately 325 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
   The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, a liability is initially recorded when environmental assessments occur and/or remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted, is recorded net of insurance recoveries, and includes costs for remediation and restoration of sites, as well as significant monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates.
As at June 30, 2009, the Company had aggregate accruals for environmental costs of $112 million, of which $31 million was recorded as a current liability ($125 million, of which $30 million was recorded as a current liability as at December 31, 2008). The Company anticipates that the majority of the liability at June 30, 2009 will be paid out over the next five years. However, some costs may be paid out over a longer period.  No individual site is considered to be material.  Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, newly discovered facts, changes in law, the possibility of spills and releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environment liabilities that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial condition or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2009 and 2020, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At June 30, 2009, the maximum exposure in respect of these guarantees was $225 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at June 30, 2009, the maximum potential liability under these guarantees was $466 million, of which $406 million was for workers’ compensation and other employee benefits and $60 million was for equipment under leases and other. During 2009, the Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.
As at June 30, 2009, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The majority of the guarantee instruments mature at various dates between 2009 and 2012.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets and securitization of accounts receivable;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions; and
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements.

      To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate.  Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material.  However, such exposure cannot be determined with certainty.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

During the period, the Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

Note 9 – Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other:
The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets:
Investments: The Company has various equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value was estimated based on the Company’s proportionate share of the underlying net assets.

(iii) Long-term debt:
The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at June 30, 2009 and December 31, 2008 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	June 30, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$23	$119	$24	$127
Financial liabilities
Long-term debt (including current portion)	$7,599	$8,156	$7,911	$8,301

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 10 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended		Six months ended
	June 30		June 30
In millions, except per share data	2009	2008	2009	2008

Net income	$387	$459	$811	$770

Weighted-average shares outstanding	468.7	476.4	468.5	479.6
Effect of stock options	4.3	5.6	4.2	5.7
Weighted-average diluted shares outstanding	473.0	482.0	472.7	485.3

Basic earnings per share	$0.83	$0.96	$1.73	$1.61
Diluted earnings per share	$0.82	$0.95	$1.72	$1.59

The weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was 0.4 million and 0.7 million for the three and six months ended June 30, 2009 and  0.1 million for both corresponding periods in 2008.

Note 11 – Comparative figures

Certain figures, previously reported in 2008, have been reclassified to conform with the basis of presentation adopted in 2009.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (1) (U.S. GAAP)

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008
	(Unaudited)
Statistical operating data

Rail freight revenues ($ millions)	1,601	1,876	3,297	3,636
Gross ton miles (GTM) (millions)	74,556	87,287	148,113	171,614
Revenue ton miles (RTM) (millions)	38,865	45,264	77,556	90,223
Carloads (thousands)	928	1,188	1,882	2,320
Route miles (includes Canada and the U.S.)	21,104	20,421	21,104	20,421
Employees (end of period)	21,717	23,147	21,717	23,147
Employees (average for the period)	21,827	22,953	22,043	22,795

Productivity

Operating ratio (%)	67.3	66.3	70.8	69.4
Rail freight revenue per RTM (cents)	4.12	4.14	4.25	4.03
Rail freight revenue per carload ($)	1,725	1,579	1,752	1,567
Operating expenses per GTM (cents)	1.61	1.59	1.74	1.63
Labor and fringe benefits expense per GTM (cents)	0.55	0.45	0.59	0.50
GTMs per average number of employees (thousands)	3,416	3,803	6,719	7,529
Diesel fuel consumed (U.S. gallons in millions)	80	96	165	195
Average fuel price ($/U.S. gallon)	2.00	3.82	1.99	3.41
GTMs per U.S. gallon of fuel consumed	932	909	898	880

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.68	1.16	1.48	1.64
Accident rate per million train miles (2)	1.71	2.68	1.92	2.67

Financial ratio

Debt to total capitalization ratio (% at end of period)	40.6	39.0	40.6	39.0
(1) Includes data relating to companies acquired as of the date of acquisition.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.

Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended June 30			Six months ended June 30
			Variance			Variance
	2009	2008	Fav (Unfav)	2009	2008	Fav (Unfav)
	(Unaudited)
Revenues (millions of dollars)
Petroleum and chemicals	309	322	(4%)	649	641	1%
Metals and minerals	158	239	(34%)	356	444	(20%)
Forest products	283	357	(21%)	585	687	(15%)
Coal	111	107	4%	214	206	4%
Grain and fertilizers	330	334	(1%)	687	674	2%
Intermodal	318	393	(19%)	637	744	(14%)
Automotive	92	124	(26%)	169	240	(30%)
Total rail freight revenue	1,601	1,876	(15%)	3,297	3,636	(9%)
Other revenues	180	222	(19%)	343	389	(12%)
Total revenues	1,781	2,098	(15%)	3,640	4,025	(10%)

Revenue ton miles (millions)
Petroleum and chemicals	7,114	7,970	(11%)	14,641	16,396	(11%)
Metals and minerals	2,813	4,740	(41%)	6,065	8,831	(31%)
Forest products	6,782	8,826	(23%)	13,396	17,284	(22%)
Coal	3,445	3,638	(5%)	6,286	7,030	(11%)
Grain and fertilizers	10,049	10,707	(6%)	20,607	22,536	(9%)
Intermodal	8,108	8,666	(6%)	15,584	16,755	(7%)
Automotive	554	717	(23%)	977	1,391	(30%)
	38,865	45,264	(14%)	77,556	90,223	(14%)
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.12	4.14	-	4.25	4.03	5%
Commodity groups:
Petroleum and chemicals	4.34	4.04	7%	4.43	3.91	13%
Metals and minerals	5.62	5.04	12%	5.87	5.03	17%
Forest products	4.17	4.04	3%	4.37	3.97	10%
Coal	3.22	2.94	10%	3.40	2.93	16%
Grain and fertilizers	3.28	3.12	5%	3.33	2.99	11%
Intermodal	3.92	4.53	(13%)	4.09	4.44	(8%)
Automotive	16.61	17.29	(4%)	17.30	17.25	-

Carloads (thousands)
Petroleum and chemicals	125	140	(11%)	253	285	(11%)
Metals and minerals	128	272	(53%)	308	510	(40%)
Forest products	100	136	(26%)	200	263	(24%)
Coal	107	90	19%	197	177	11%
Grain and fertilizers	130	148	(12%)	262	299	(12%)
Intermodal	300	348	(14%)	592	675	(12%)
Automotive	38	54	(30%)	70	111	(37%)
	928	1,188	(22%)	1,882	2,320	(19%)
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,725	1,579	9%	1,752	1,567	12%
Commodity groups:
Petroleum and chemicals	2,472	2,300	7%	2,565	2,249	14%
Metals and minerals	1,234	879	40%	1,156	871	33%
Forest products	2,830	2,625	8%	2,925	2,612	12%
Coal	1,037	1,189	(13%)	1,086	1,164	(7%)
Grain and fertilizers	2,538	2,257	12%	2,622	2,254	16%
Intermodal	1,060	1,129	(6%)	1,076	1,102	(2%)
Automotive	2,421	2,296	5%	2,414	2,162	12%

Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures

During the three and six months ended June 30, 2009, the Company reported adjusted net income of $361 million, or $0.76 per diluted share and $663 million, or $1.40 per diluted share, respectively. The adjusted figures for the three months ended June 30, 2009 exclude a deferred income tax recovery of $28 million ($0.06 per diluted share), of which $12 million ($0.03 per diluted share) resulted from the enactment of a lower provincial corporate income tax rate and $16 million ($0.03 per diluted share) resulted from the recapitalization of a foreign investment, as well as the impact of EJ&E acquisition-related costs of $3 million or $2 million after tax. The adjusted figures for the six months ended June 30, 2009 exclude the gain on sale of the Weston subdivision of $157 million or $135 million after-tax ($0.29 per diluted share), EJ&E acquisition-related costs of $49 million or $30 million after-tax ($0.06 per diluted share) and a deferred income tax recovery of $43 million ($0.09 per diluted share), of which $27 million ($0.06 per diluted share) resulted from the enactment of lower provincial corporate income tax rates and $16 million ($0.03 per diluted share) resulted from the recapitalization of a foreign investment.
During the three and six months ended June 30, 2008, the Company reported adjusted net income of $436 million, or $0.90 per diluted share and $736 million, or $1.52 per diluted share, respectively. These adjusted figures exclude a deferred income tax recovery of $23 million ($0.05 per diluted share) for both the three- and six-month periods that resulted from the enactment of lower provincial corporate income tax rates. Also excluded from adjusted net income for the six-month period was a deferred income tax recovery of $11 million ($0.02 per diluted share) due to net capital losses arising from the reorganization of a subsidiary.
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2009 unaudited interim Consolidated Financial Statements and Notes thereto. The following tables provide a reconciliation of net income and earnings per share, as reported for the three and six months ended June 30, 2009 and 2008, to the adjusted performance measures presented herein.

	Three months ended			Six months ended
	June 30, 2009			June 30, 2009

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$1,781	$-	$1,781	$3,640	$-	$3,640
Operating expenses	1,198	(3)	1,195	2,576	(49)	2,527
Operating income	583	3	586	1,064	49	1,113
Interest expense	(108)	-	(108)	(220)	-	(220)
Other income	9	-	9	170	(157)	13
Income before income taxes	484	3	487	1,014	(108)	906
Income tax expense	(97)	(29)	(126)	(203)	(40)	(243)
Net income	$387	$(26)	$361	$811	$(148)	$663
Operating Ratio	67.3%		67.1%	70.8%		69.4%
Basic earnings per share	$0.83	$(0.06)	$0.77	$1.73	$(0.32)	$1.41
Diluted earnings per share	$0.82	$(0.06)	$0.76	$1.72	$(0.32)	$1.40

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

	Three months ended			Six months ended
	June 30, 2008			June 30, 2008

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,098	$-	$2,098	$4,025	$-	$4,025
Operating expenses	1,391	-	1,391	2,795	-	2,795
Operating income	707	-	707	1,230	-	1,230
Interest expense	(87)	-	(87)	(173)	-	(173)
Other income	9	-	9	3	-	3
Income before income taxes	629	-	629	1,060	-	1,060
Income tax expense	(170)	(23)	(193)	(290)	(34)	(324)
Net income	$459	$(23)	$436	$770	$(34)	$736
Operating Ratio	66.3%		66.3%	69.4%		69.4%
Basic earnings per share	$0.96	$(0.05)	$0.91	$1.61	$(0.07)	$1.54
Diluted earnings per share	$0.95	$(0.05)	$0.90	$1.59	$(0.07)	$1.52

Free cash flow

The Company generated $256 million and $463 million of free cash flow for the three and six months ended June 30, 2009, compared to $164 million and $225 million for the same periods in 2008. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities, adjusted for the impact of major acquisitions, and the payment of dividends, calculated as follows:

	Three months ended		Six months ended
	June 30		June 30
In millions	2009	2008	2009	2008

Cash provided from operating activities	$632	$409	$950	$574
Cash used by investing activities	(236)	(343)	(682)	(509)
Cash provided before financing activities	396	66	268	65

Adjustments:
Change in accounts receivable securitization	-	209	68	372
Dividends paid	(118)	(109)	(236)	(220)
Acquisition of EJ&E	-	-	373	-
Effect of foreign exchange fluctuations on U.S. dollar-denominated
cash and cash equivalents	(22)	(2)	(10)	8
Free cash flow	$256	$164	$463	$225

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: July 20, 2009	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel